Confidential Treatment Requested by ADI Global Distribution Inc.

Pursuant to 17 C.F.R. Section 200.83

As Confidentially Submitted with the Securities and Exchange Commission on January 21, 2026.

This registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

File No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of
the Securities Exchange Act of 1934

ADI Global Distribution Inc.

(Exact name of Registrant as specified in its charter)

Delaware	41-3033245
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

16100 N. 71st Street, Suite 550, Scottsdale, Arizona	85254
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:
(480) 573-5340

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001 per share	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non- accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Confidential Treatment Requested by ADI Global Distribution Inc.

Pursuant to 17 C.F.R. Section 200.83

ADI Global Distribution Inc.

INFORMATION REQUIRED IN REGISTRATION STATEMENT
CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10

Certain information required to be included in this Form 10 is incorporated by reference to specifically-identified portions of the body of the information statement filed herewith as Exhibit 99.1. None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.

Item 1. Business.

The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary,” “The Separation and Distribution,” “Description of Material Indebtedness,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Certain Relationships and Related Person Transactions,” and “Where You Can Find More Information.” Those sections are incorporated herein by reference.

Item 1A. Risk Factors.

The information required by this item is contained under the sections of the information statement entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” Those sections are incorporated herein by reference.

Item 2. Financial Information.

The information required by this item is contained under the sections of the information statement entitled “Capitalization,” “Index to the Combined Financial Statements” and the combined financial statements and related notes referenced therein, “Summary Historical and Unaudited Pro Forma Combined Financial Data,” “Unaudited Pro Forma Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Those sections are incorporated herein by reference.

Item 3. Properties.

The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Those sections are incorporated herein by reference.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is contained under the sections of the information statement entitled “Management” and “Security Ownership of Certain Beneficial Owners and Management.” Those sections are incorporated herein by reference.

Item 5. Directors and Executive Officers.

The information required by this item is contained under the section of the information statement entitled “Management.” That section is incorporated herein by reference.

Item 6. Executive Compensation.

The information required by this item is contained under the sections of the information statement entitled “Management,” “Executive Compensation,” “Director Compensation” and “Treatment of Outstanding Equity Awards at the Time of the Distribution.” Those sections are incorporated herein by reference.

Confidential Treatment Requested by ADI Global Distribution Inc.

Pursuant to 17 C.F.R. Section 200.83

Item 7. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is contained under the sections of the information statement entitled “Management,” “Certain Relationships and Related Person Transactions,” “Risk Factors—Risks Relating to the Spin-Off and Our Relationship with Resideo” and “The Separation and Distribution.” Those sections are incorporated herein by reference.

Item 8. Legal Proceedings.

The information required by this item is contained under the section of the information statement entitled “Business—Legal Proceedings” and Note 12. Commitments and Contingencies to the combined financial statements. Those sections are incorporated herein by reference.

Item 9. Market Price of, and Dividends on, the Registrant’s Common Equity and Related Stockholder Matters.

The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary,” “The Separation and Distribution,” “Dividend Policy,” “Capitalization,” “Management” and “Description of Capital Stock.” Those sections are incorporated herein by reference.

Item 10. Recent Sales of Unregistered Securities.

The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary—The Separation and Distribution—ADI’s Post-Separation Relationship with Resideo,” “The Separation and Distribution,” “Certain Relationships and Related Person Transactions” and “Description of Capital Stock.” Those sections are incorporated herein by reference.

Item 11. Description of Registrant’s Securities to be Registered.

The information required by this item is contained under the sections of the information statement entitled “Dividend Policy,” “The Separation and Distribution” and “Description of Capital Stock.” Those sections are incorporated herein by reference.

Item 12. Indemnification of Directors and Officers.

The information required by this item is contained under the section of the information statement entitled “Description of Capital Stock—Limitations on Liability, Indemnification of Officers and Directors and Insurance.” That section is incorporated herein by reference.

Item 13. Financial Statements and Supplementary Data.

The information required by this item is contained under the sections of the information statement entitled “Summary Historical and Unaudited Pro Forma Combined Financial Data,” “Unaudited Pro Forma Combined Financial Statements” and “Index to the Combined Financial Statements” and the combined financial statements and related notes referenced therein. Those sections and the combined financial statements and related notes referenced therein are incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Confidential Treatment Requested by ADI Global Distribution Inc.

Pursuant to 17 C.F.R. Section 200.83

Item 15. Financial Statements and Exhibits.

(a) Financial Statements

The information required by this item is contained under the sections of the information statement entitled “Unaudited Pro Forma Combined Financial Statements,” “Index to the Combined Financial Statements” and the combined financial statements and related notes referenced therein. Those sections and the combined financial statements and related notes referenced therein are incorporated herein by reference.

(b) Exhibits

The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description
2.1*	Form of Separation and Distribution Agreement
3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant
3.2*	Form of Amended and Restated Bylaws of the Registrant
3.3*	Form of Certificate of Designations, Preferences and Rights of Series A Cumulative Convertible Participating Preferred Stock of ADI Global Distribution Inc.
10.1*	Form of Transition Services Agreement
10.2*	Form of Tax Matters Agreement
10.3*	Form of Employee Matters Agreement
10.4*	Form of Intellectual Property Matters Agreement
10.5*+	Form of ADI Global Distribution Inc. 2026 Stock Incentive Plan
10.6*+	Form of ADI Global Distribution Inc. Restricted Stock Unit Agreement
10.7*+	Form of ADI Global Distribution Inc. Performance Stock Unit Agreement
10.8*+	Form of ADI Global Distribution Inc. 2026 Stock Plan for Non-Employee Directors
10.9*+	Form of ADI Global Distribution Inc. Deferred Compensation Plan for Non-Employee Directors
10.10*+	Form of ADI Global Distribution Inc. Stock Option Award Agreement
10.11*	Form of Shareholders Agreement
10.12*	Form of Registration Rights Agreement
21.1*	List of Subsidiaries
99.1	Information Statement of ADI Global Distribution Inc., preliminary and subject to completion, dated , 2026
99.2*	Form of Notice Regarding the Internet Availability of Information Statement Materials

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.

Confidential Treatment Requested by ADI Global Distribution Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ADI Global Distribution Inc.

By:
Name:
Title:

Date: , 2026

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